Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Goal Beyond Limited	Samoa
Star Leader Trading Limited	Hong Kong
Bohong Technology Jiangsu Co., Ltd.	PRC
YMA Corporation	Taiwan
Time Yield Limited	Samoa
YMA Composite Materials (DG) Co., Ltd.	PRC
Forwell Sports Equipment Co., Ltd.	PRC